CONSENT OF QUALIFIED PERSON

I, Fábio Valério Câmara Xavier , BSc (Mine Eng.), MAIG, consent to the public filing of the technical report titled "an Updated Life of Mine ("LOMP") for Campbell Pit and Pre-Feasibility Study for Novo Amparo Norte ("NAN") and Gulçari A Norte ("GAN") Deposits, Maracás Menchen Project, Bahia, Brazil" that has an effective date of 10 October, 2021 by Largo.

I also consent to any extracts from, or a summary of, the Technical Report in the news release entitled "Enhanced Access to Vanadium and Profitability Indicated by Pre-Feasibility Study Strengthens Foundation for Strategic Commitment to Energy Storage Business" November 3, 2021 (the "News Release").

I certify that I have read the News Release, and that it fairly and accurately represents the information in the sections of Technical Report for which I am responsible.

Dated: 16 December 2021

"signed and sealed"
Fábio Valério Câmara Xavier BSc (Geo.), MAIG